M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

April 18, 2022

Via Edgar

Mr. Donald Field

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenwave Technology Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 12, 2022
File No. 333-261771

Ladies and Gentlemen:

On behalf of our client, Greenwave Technology Solutions, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2022.

Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed concurrently herewith, reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 20, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 3 and reissue. We note that you have determined to register 4,525,795,918 shares of common stock predominantly based upon certain registration rights and obligations with certain selling stockholders to register 300% of the shares of common stock into which the convertible promissory notes and warrants purchased by such selling stockholders are convertible and exercisable. Despite the registration rights obligations, please tell us how the registered amount reflect a good-faith estimate of the maximum number of shares you may issue upon conversion or exercise. Refer to Question 139.10 of the Section Act Sections Compliance and Disclosure Interpretations.

Response: Pursuant to a registration rights agreement that the Company entered into with the selling stockholders in connection with their purchase of the Company’s securities, the Company agreed to register 300% of the number of shares of common stock into which the convertible promissory notes and warrants purchased by such selling stockholders are convertible and exercisable, respectively. Accordingly, the amounts reflected for each of the selling stockholders, other than Danny Meeks, represent 300% of the number of shares of common stock into which the convertible notes and warrants purchased by such selling stockholder are convertible and exercisable, respectively. To determine the number of shares of common stock into which the convertible notes are convertible, the Company divided the principal amount and accrued interest on such notes as of March 31, 2022 by a conversion price of $15.00, which was adjusted from $0.05 pursuant to the Company’s 1-for-300 reverse stock split effectuated on February 17, 2022. Similarly, to determine the number of shares of common stock into which the warrants are convertible, the Company used an updated exercise price of $19.50, which was updated from $0.065 pursuant to the aforementioned 1-for-300 reverse stock split.

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 2 to the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani